*
NM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049182

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68349

SEC MAIL PROCESSING RECEIVED MAR 0 2 2015 WASHINGTON DC 201 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14120 Ballantyne Corporate Place, Suite 520
(No. and Street)

Charlotte	North Carolina	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hickey — (980) 213-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., Suite 1000	Charlotte	North Carolina	28204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/3

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Chappelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public 2/24/15

LUCY SELLAS NOTARY PUBLIC MECKLENBURG COUNTY, NC COM. EXP. 08/17/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM ADVISORS, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Member
Millennium Advisors, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Millennium Advisors, LLC (the "Company") as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, and is in conformity with accounting principles generally accepted in the United States of America.

Cherry Bekaert LLP

Charlotte, North Carolina
February 10, 2015

MILLENNIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	547,536
Interest-earning bank balances		258,099
Total cash and cash equivalents		805,635
Marketable securities owned, at market value		856,036,696
Receivable from clearing organization		29,724,346
Other assets		71,595
Total assets	$	886,638,272
LIABILITIES AND MEMBERS' CAPITAL		
Securities sold not yet purchased, at market value	$	805,733,732
Accounts payable		2,256,590
Accrued expenses		8,017,103
Total liabilities		816,007,425
Members' capital		70,630,847
Total Liabilities and Members' Capital	$	886,638,272

The accompanying notes to this financial statement is an integral part of this statement.

Note 1—Organization and nature of operations

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts solely as a dealer in fixed income products for other broker dealers and institutional accounts. The Company was organized on April 28, 2009, and began trading operations on February 24, 2010.

The Company is a North Carolina limited liability company. Members are not ultimately liable for debts, liabilities, or obligations of the Company; losses of capital; or profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are not transferable and have no management rights. Ownership interests are transferable in accordance with the terms of the operating agreement.

At December 31, 2014 after the close of business, the Company became a wholly-owned subsidiary of Millennium Consolidated Holdings, LLC. See Note 5.

Note 2—Summary of significant accounting policies

Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For reporting purposes, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities Owned – Marketable securities owned consist of fixed income securities and are generally valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar securities. Security transactions and any related gains or losses are recognized on the trade date basis and are recorded net as trading revenue in the accompanying statement of operations. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded net as trading revenue.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased consist of debt securities that the Company has sold short. In order to facilitate a short sale, the Company's clearing broker borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price. The Company is exposed to a loss to the extent that the security price increases before the Company purchases the security in the market to cover the short sale.

Income Taxes – The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation federal income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income. Management has evaluated the effect of the accounting guidance provided by accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2014.

Note 2—Summary of significant accounting policies (continued)

Allocations and Distributions to Members – Allocation of income, losses, and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Fair Value Measurements – The carrying amounts of total current assets and total liabilities, other than marketable securities owned and securities sold, not yet purchased which are discussed in more detail below, approximates fair value because of the short term nature of these instruments or because the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Note 3—Clearing broker

The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing"), pursuant to which Pershing carries the proprietary accounts of the Company and clears transactions on a fully disclosed basis, providing all processing and servicing of the Company's accounts. Under the terms of the clearing agreement, the Company is required to maintain a cash deposit of $250,000 with Pershing.

The accounts maintained with Pershing (the "Clearing Broker") are composed of funds to settle securities traded, not yet settled, and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through the Clearing Broker. The accounts are also used by the Company to transfer funds to its bank accounts for the administrative operations of the Company.

Note 4—Marketable securities owned and securities sold, not yet purchased

The Company records marketable securities owned and securities sold not yet purchased at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets as of December 31, 2014.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. Level 2 securities include corporate, municipal and treasury bonds as outlined below.

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities as of December 31, 2014.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2014, consist of the following:

Marketable securities owned at fair value:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 768,625,953	$ -	$ 768,625,953
Government and Agency Bonds	-	41,793,684	-	41,793,684
Municipal Bonds	-	45,617,059	-	45,617,059
	$ -	$ 856,036,696	$ -	$ 856,036,696

Securities sold, not yet purchased, at market value:

	December 31, 2014			
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 684,695,249	$ -	$ 684,695,249
Government and Agency Bonds	-	121,038,483	-	121,038,483
	$ -	$ 805,733,732	$ -	$ 805,733,732

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

The Company actively trades fixed income securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.

Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by managing issuer exposure with limits determined by management. The Company's counterparty risk is minimized by trading only with institutional parties and other broker-dealers by clearing trades via the Federal Wire and the Deposit Trust Company, which ensure settlements occur simultaneously for both sides of the trade.

Note 5—Related parties

During 2014 the Managing Members of the Company formed a new company called Millennium Consolidated Holdings, LLC. ("MCH"). MCH is a North Carolina limited liability company. As of the close of business on December 31, 2014, the Members of the Company exchanged their ownership units of the Company for units of MCH. The result being that as of January 1, 2015 the Company is a wholly–owned subsidiary of MCH.

During the year, the Company entered into a services agreement with an affiliate for certain lead generation and related promotional services, including identifying dealers and institutional investors in Europe which may be interested in doing business with the Company and to introduce the Company to those firms that may be interested in the execution services that the Company provides.

Note 6—Capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2014, the Company had net capital, after deducting regulatory haircuts on securities and other nonallowable assets, of $32,158,401, which exceeded its required minimum net capital by $32,007,962. The Company's net capital ratio was 7.02 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Note 7—401(k) Safe harbor plan

Effective January 1, 2010, the Company adopted its 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

Note 8—Commitments and contingencies

The Company currently leases office space in Charlotte, North Carolina under a two-year operating lease. On January 16, 2015, the Company signed an amendment to its existing lease agreement to expand its office space and extend the lease period by five years. Future minimum lease payments under the amended lease agreement at December 31, 2014 are as follows:

2015	$	125,000
2016	$	143,000
2017	$	147,300
2018	$	151,700
2019	$	156,300

As disclosed in Note 3, the Company has a clearing agreement with Pershing. The Company's agreement with Pershing can be terminated by either party subject to a one hundred twenty day prior written notice. If the Company terminates the agreement before 2018, without reasonable cause as defined in the clearing agreement, the Company will be subject to a termination fee based on the year of termination as follows:

2015	$	200,000
2016	$	125,000
2017	$	75,000

In the ordinary course of business, various claims and lawsuits may be brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition.

Note 9—Concentrations of credit risk and other business concentrations

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Note 10—Subsequent events

The Company has performed an evaluation of events that have occurred since December 31, 2014, and through February 10, 2015, and determined that there are no events that have occurred that would require recognition or additional disclosure in this financial statement.